EXHIBIT   DESCRIPTION OF EXHIBIT
NUMBER
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     1.1* Certificate of Incorporation on Change of Name

     1.2* Memorandum and Association of International Power plc

     4.1* Purchase Agreement dated November 17, 2000 between International Power
          (Cayman) Limited, as issuer, International Power plc, as guarantor, and Lehman Brothers International (Europe), Salomon Brothers International Limited

     4.2* Indenture dated November 24, 2000 between International Power (Cayman)
          Limited, as issuer, International Power plc, as guarantor, and Citibank N.A., as trustee

     4.3* Credit Agreement dated 18 August 2000 between the Company, certain
          Arrangers named therein and Deutsche Bank AG London, as agent, for a committed facility in aggregate amounts of U.S.$2,000,000,000 and (pound)235,000,000

     4.4* Deed of Novation to be executed by European Investment Bank, the Company, National Power International Holdings Limited, Innogy Holdings and Innogy

     4.5* Trust Deed and Supplemental Trust Deed to be dated 28 September 2000 between the Company, The Law Debenture Trust Company and Innogy Holdings

     4.6* Agency Side Letter between Innogy and the Company dated 18 August 2000

     4.7* Agreement dated 21 August 2000 between the Company, Innogy Holdings and Innogy regarding the terms of the Demerger

     4.8* Agreement dated 20 July 2000 between the Company, Deeside Power
          Development Company Limited and Innogy relating to the sale and purchase by the Company of Deeside

     4.9* Agreement dated 16 March 2000 between the Company and Innogy relating to the purchase by Innogy of the Company's UK energy business

    4.10* Agreement dated 16 March 2000 between the Company and National Power
          (Energy Co.) Limited relating to the purchase of the Company's Energy Direct business, as amended

    4.11* Agreement dated 16 March 2000 between the Company and Innogy
          Technology Ventures Limited relating to the purchase of the business carried out by the Innogy Department of the Company, as amended

    4.12* Agreement dated 17 March 2000 between the Company and Innogy relating to the sale of certain subsidiaries of the Company

    4.13* Agreement dated 16 November 1999 between the Company and British
          Energy Investment (No.7) Limited relating to the sale of the Eggborough power station

    4.14* Agreement dated 16 November 1999 between the Company and Killingholme
          Generation Limited relating to the sale of the Killingholme power station

    4.15* Agreement dated 18 August 2000 between Innogy Holdings and Deeside
          Power Development Company Limited for Use of the Company's Spare Generator Transformer

    4.16* Strategic Alliance Agreement dated 30 March 2000 between the Company and Innogy, as amended

    4.17* Intellectual Property License and Shared Records Agreement dated 17
          August 2000 between the Company and Innogy

    4.18* IT Support Services Agreement dated 17 August 2000 between Innogy and the Company

    4.19* Occupational Health Services Agreement dated 17 August 2000 between
          Innogy and the Company

    4.20* Pensions Administration Agreement dated 30 May 2000 between the
          National Power Group Trustees, the Company and Aon Consulting Ltd.

    4.21* Insurance Claims Handling Agreement dated 18 August 2000 between
          Innogy and the Company

    4.22* Interconnector Agreement dated 17 August 2000 between Innogy and the
          Company

    4.23* Share Sale Agreement dated 17 August 2000 between National Wind Power
          Limited and American National Power, Inc. for the share capital of American National Wind Power, Inc.

    4.24* Appointment letter for the Company's Non-Executive Directors dated 22
          February 2000

    4.25* Appointment letter for the Company's Non-Executive Directors dated 31
          August 1999

    4.26* Agreement relating to the Assumption of Debt Instruments dated 8
          August 2000 between Innogy and the Company

    4.27* Deed of Change of Principal Employer and Change of Name for the
          Electricity Supply Pension Scheme to be executed by Innogy and the Company

    4.28* Deed of Change of Principal Employer and Change of Name for the
          Company Senior Staff Pension Scheme to be executed by Innogy and the Company

    4.29* Deed of Change of Principal Employer and Change of Name for the
          Company Group Pension Scheme to be executed by Innogy, the National Power Pension Scheme Trustees Limited and the Company

    4.30* Deed of Assignment dated 20 July 2000 between the Deeside Power
          Development Company Limited and Innogy

    4.31* Deed of Indemnity dated 21 August 2000 between Innogy, the Company and Innogy Holdings

    4.32* Deed of Indemnity dated 17 August 2000 between the Company and
          National Power Energy Co. Ltd

    4.33* Deed of Indemnity dated 17 August 2000 between the Company and Innogy
          Technology Ventures Limited

    4.34* Rules of the National Power Group Pension Scheme, ESPS Section, effective from 30 September 1999

    4.35* Rules of the National Power Group Pension Scheme, Main Section

    4.36* Deed of participation for the Company Electricity Supply Pension
          Scheme dated 20 July 2000 between the Company, Innogy and Deeside Power Development Company Limited

    4.37* Deed of Amendment to Electricity Supply Pension Scheme dated 20 July
          2000 by the Company

    4.38* Demerger Pensions Agreement dated 21 August 2000 between Innogy
          Holdings, Innogy and the Company

    4.39* Amended and Restated Deposit Agreement dated 18 August 2000 between the Company, The Bank of New York and the holders and beneficial owners from time to time of American Depositary Shares of the Company

    4.40* Service Agreement dated 30 May 2000 between the Company and Peter
          Giller, as amended

    4.41* Service Agreement dated 26 June 2000 between the Company and David
          Crane, as amended

    4.42* Service Agreement dated 22 June 2000 between the Company and Philip
          Cox, as amended

    4.43* Memorandum of Employment Particulars for James Moore

    4.44* Letter Agreement dated 20 July 2000 between Innogy and Deeside Power
          Development Company Limited regarding Electricity Forward Contracts

    4.45* Gas Supply Agreement dated 19 July 2000 between the Company and
          Innogy

    4.46* Gas Trading Agreement dated 17 August 2000 between the Company and
          Innogy

    4.47* Deed of Amendment dated 17 August 2000 between the Company and Innogy regarding the Hivedown Agreement

    4.48* Indemnity from the Company to the holder of the Redeemable Preference
          Share dated 10 August 2000

    4.49* International Power plc SAYE Plan, effective 2 October 2000

    4.50* International Power plc Inland Revenue Approved Executive Share
          Option Plan, effective 2 October 2000

    4.51* International Power plc Unapproved Executive Share Option Plan, effective 2 October 2000

    4.52* International Power plc All Employee Share Ownership Plan, effective
          2 October 2000

    4.53* International Power plc Long Term Incentive Plan, effective 2 October
          2000

    4.54* International Power plc Restricted Share Plan, effective 2 October
          2000

    4.55* International Power plc Demerger Employee Share Plan, effective 2
          October 2000

    4.56* National Power Sharesave Scheme, as amended

    4.57* National Power Executive Share Option Scheme, as amended

    4.58* Letters from the Company to participants in its various share schemes regarding the Demerger

    4.59* Share Sale Agreement for Dana Petroleum PLC dated 17 August 2000 between the Company and Innogy

    4.60* Share Sale Agreement for share in Innogy held by National Power
          International Limited dated 18 August 2000 between National Power International Limited and the Company

    4.61* Tax Agreement dated 21 August 2000 between the Company, Innogy and
          Innogy Holdings

    4.62* Loss Utilisation Tax Agreement dated 18 August 2000 between the
          Company, Innogy and Innogy Holdings

    4.63* Trademark Assignment dated 17 August 2000 between the Company, Innogy and National Power (Energy Co.) Limited

    4.64* Trademark Assignment dated 18 August 2000 between Innogy Technology
          Ventures Limited and Innogy

    4.65* Deed of Counter Indemnity dated 10 December 1999 between the Company and members of the Pool 4.66* Sponsor Agreement dated 21 August 2000 between the Company, Salomon Brothers International limited and Innogy Holdings

     8.0  Subsidiaries

* Incorporated by reference to International Power plc and National Power PLC's Form 20-Fs filed in prior years.

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
                                                                                                  Exhibit 8

Investments in subsidiary undertakings

                                                  Country of
                                              incorporation and                               Percentage
Name and nature of business                     registration           Type of share        shareholding
--------------------------------------------- -------------------- ------------------------ ---------------
Hazelwood Finance Limited Partnership*        Australia                Partners' Capital      75%
    (Financing company).....................
Hazelwood Power Partnership*                  Australia                Partners' Capital      92%
    (Power generation)......................
Elektrarny Opatovice A.S.*                    Czech Republic           Ordinary Shares        99%
    (Power generation)......................
International Power Global Developments       England and Wales        Ordinary Shares        100%
Limited
    (Project development -- overseas).......
Pelican Power Point Limited                   England and Wales @      Ordinary Shares        100%
    (Power generation)......................
Rugeley Power Limited                         England and Wales        Ordinary Shares        100%
    (Power generation)......................
Deeside Power Development Company Limited     England and Wales        Ordinary Shares        100%
    (Power generation)......................
National Power International Holdings BV *    The Netherlands**        Ordinary Shares        100%
    (Investment holding company)............
 Synergen Power Pty Ltd*                      Australia                Ordinary Shares        100%
    (Power generation)......................
Thai National Power Company Limited+*         Thailand                 Ordinary Shares        100%
    (Power generation)......................
Midlothian Energy Limited Partnership*        US                       Partners' Capital      100%
    (Power generation)......................
Milford Power Limited Partnership*            US                       Partners' Capital      100%
    (Power generation)......................
ANP Funding I  LLC *                          US                       Ordinary Shares        100%
    (Financing company).....................
International Power (Cayman) Limited          Cayman Islands**         Ordinary Shares        100%
    (Financing company)
International Power (Europe) Limited          England and Wales        Ordinary Shares        100%
    (Financing company)
ANP Blackstone Energy Company, LLC*           US                       Ordinary Shares        100%
    (Power generation)
ANP Bellingham Energy Company, LLC*           US                       Ordinary Shares        100%
    (Power generation)
Hays Energy Limited Partnership*              US                       Partners' Capital      100%
    (Power generation)
Al Kamil Power Company SAOC*                  Oman                     Ordinary Shares        100%
    (Power generation)......................

All subsidiary undertakings operate in their country of incorporation, except as indicated below.

All subsidiary undertakings have December year ends, except as indicated below.

*     Held by an intermediate subsidiary undertaking
+     Subsidiary undertakings with March year ends
@     Operates in Australia
**    Operates in the UK